SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

03013215

Z 3-6

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48416

RECEIVED MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFPC Distribution Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 W. Germantown Pike, Suite 460
(No. and Street)

Plymouth Meeting (City) PA. (State) 19462 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kent C. Keim 484-530-4812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 19 2003

OATH OR AFFIRMATION

I, Kent C. Keim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFG Distribution Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Heidi Reiss-Tait, Notary Public
Plymouth Twp., Montgomery County
My Commission Expires Oct. 24, 2005
Member, Pennsylvania Association Of Notaries

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFG Distribution Company

Financial Statements
For the Year Ended
December 31, 2002

PFG Distribution Company

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Stockholder of
PFG Distribution Company:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of PFG Distribution Company (the "Company") at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company has significant transactions with its parent, PFG Holdings, Inc. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2003

PFG Distribution Company

Statement of Financial Condition
as of December 31, 2002

ASSETS		
Cash	$	58,660
Deferred federal income tax benefit		24,517
Total assets	$	83,177
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	30,000
Stockholder's Equity:		
Common stock, $25 par value; 1,000 shares authorized issued and outstanding		25,000
Additional paid-in capital		75,770
Deficit		(47,593)
Total stockholder's equity		53,177
Total liabilities and stockholder's equity	$	83,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Operations
for the year ended December 31, 2002

Revenues:		
Commissions on variable insurance products	$	22,420
Expenses:		
Allocated administrative expenses		22,420
Total expenses		22,420
Income from operations before income taxes		-
Federal income tax provision		-
Net income	$	-

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Stockholder's Equity
for the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Deficit	Total Stockholder's Equity
Balance, December 31, 2001	$ 25,000	$ 75,770	$ (47,593)	$ 53,177
Net income from operations	-	-	-	-
Balance, December 31, 2002	$ 25,000	$ 75,770	$ (47,593)	$ 53,177

See accompanying notes to financial statements.

PFG Distribution Company

Statement of Cash Flows
for the year ended December 31, 2002

Cash, January 1	$	58,660
Cash flows from operating activities:		
Net income		-
Adjustments to reconcile net income to net cash used in operating activities		-
Cash, December 31	$	58,660

See accompanying notes to financial statements.

PFG DISTRIBUTION COMPANY

NOTES TO FINANCIAL STATEMENTS

1. *Nature of Business and Summary of Significant Accounting Policies:*

Description of Business
PFG Distribution Company ("PDC" or "the Company") is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. PDC is a wholly owned subsidiary of PFG Holdings, Inc. ("PFG"), which, through subsidiary companies, is engaged principally in the sale of insurance products. The Company does not hold customer accounts.

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") rule 17a-5.

Cash
Cash consists of short-term deposits placed with a financial institution.

Income Taxes
The Company files a consolidated federal tax return with its parent company and Philadelphia Financial Group, Inc.

The Company and PFG are parties to a tax sharing agreement. Pursuant to the terms of the agreement, PFG will reimburse the Company for net operating losses generated by the Company and utilized in the consolidated return. If unused, the net operating loss carryforwards of $42,110 and $30,000 originating in 1996 and 2000 respectively will expire in 2016 and 2020, respectively. A deferred tax asset of $24,517 resulting from net losses incurred has been reflected in the accompanying statement of financial condition. Management believes it is more likely than not that this NOL will be utilized in the consolidated federal income tax return based on projected future taxable income.

Revenue Recognition
Brokerage commission income and expenses are recorded on a trade-date basis.

2. *Intercompany Transactions:*

The Company has entered into an expense agreement with its affiliate, AGL. Under the terms of the agreement, AGL agreed to pay all of the general and administrative expenses of the Company. The Company is not obligated to repay AGL for these payments to the extent the expenses exceed revenue. The Company incurred $91,968 in expenses to AGL during the year ended December 31, 2002. The Company has a $30,000 intercompany payable to Philadelphia Financial Group, Inc. at December 31, 2002, resulting from an agreement to share in the settlement of an outstanding claim. Philadelphia Financial Group, Inc. has paid the claim in 2002.

3. *Regulatory Matters*

Net Capital Requirement
The Company is a limited securities broker/dealer with the National Association of Securities Dealers ("NASD") and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2002, the Company had net capital, as defined, of $8,660.

NOTES TO FINANCIAL STATEMENTS

4. *Exemption from Reserve Requirements:*

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of December 31, 2002, the Company was in compliance with the conditions of this exemption.

5. *Commitments and Contingencies*

The Company is involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. In the opinion of management, the outcome of the various legal proceedings and litigation will not have a material adverse effect on the Company's financial position or results of operations. Further, the ultimate disposition of any threatened litigation is not determinable at this time.

Supplemental Information

PFG Distribution Company

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2002

Computation of net capital:	
Total stockholder's equity from statement of financial condition	$ 53,177
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	53,177
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	53,177
Deductions and/or charges:	
Non-allowable assets:	
Deferred income taxes	(24,517)
Other additions and/or credits	
Insurance deductible	(20,000)
Total deductions and/or charges	(44,517)
Net capital before haircuts on securities	8,660
Haircuts on securities (pursuant to Rule 15c3-1(f))	-
Net capital	$ 8,660
Aggregate indebtedness:	
Items included in statement of financial condition	
Other accounts payable	30,000
Items not included in statement of financial condition	-
Total aggregate indebtedness	$ 30,000
Computation of basic net capital requirement:	
Minimum net capital required (based upon aggregate indebtedness)	$ 2,000
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital at 1000%	$ 5,660
Ratio: aggregate indebtedness to net capital	3.46 to 1

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2002

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unedited Part II FOCUS Report filing as of the same date.